Filed by Fifth Third Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Franklin Financial Corporation
Exchange Act File Number 0-24133

Fifth Third Bank

Fifth Third To Expand in Nashville with Acquisition of Franklin Financial

Franklin Financial Corporation

<u>Selected Financial Data as of March 31, 2002</u>

($ in millions, except per share data)

Total Assets	$768.4
Total Deposits	$644.9
Total Loans	$455.4
LTM Net Income	$8.2
LTM ROA	1.19%
LTM ROE	23.4%
LTM Efficiency	59.0%
Equity/assets	4.84%

Robertson
Sumner
Cheatham
Davidson
Wilson
Dickson
Nashville
Williamson
Rutherford
Franklin Financial
Fifth Third